Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. In connection with the proposed transaction, UAL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about UAL and Continental (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation may also be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The following articles will be included in the CO Times company publication that will first be made available to employees on July 1, 2010:
Jeff testifies before House and Senate regarding merger
     For several days last month, Jeff and United CEO Glenn Tilton testified before House and Senate panels reviewing the pending merger. Jeff and Glenn read opening statements and answered questions at each hearing, which also included the testimony of other witnesses, including union spokespeople, industry analysts, consumer groups and Department of Transportation (DOT) representatives.
     Jeff and Glenn spoke before the U.S. House Committee on Transportation and Infrastructure’s Subcommittee on Aviation, the U.S. House Committee on the Judiciary and the U.S. Senate Committee on Commerce, Science and Transportation.
     “I would like to make four main points: this merger is good for employees; is good for communities; is good for consumers; and is good for competition,” Jeff said in his opening remarks.
Good for employees
     “After we merge, our employees will be part of a larger, financially stronger and more geographically diverse carrier,” Jeff said. “This carrier will be better able to compete in the global marketplace and better able to withstand the external shocks that hit our industry with disappointing regularity.”
     Jeff reiterated that because of how little CO’s and UA’s routes overlap, “the merger will have minimal effect on the jobs of our frontline employees. We are committed to continuing our cooperative labor relations and to integrating our workforces in a fair and equitable manner and negotiating contracts with our unions that are fair to our employees and fair to the company,” Jeff said.
Good for communities
     Jeff said that following the merger, the company plans “to continue to provide service to all of the communities we currently serve, including 148 small communities.”
Good for customers
     “The combined airline will offer consumers an unparalleled integrated global network and the industry’s leading frequent flyer program,” Jeff noted, adding that the company “will have the financial wherewithal to invest in technology, acquire new aircraft and invest in its people and its product.”
Good for competition
     Jeff pointed out that the CO and UA networks “are so complementary that we have only minimal nonstop overlaps, each of which faces significant competition after the merger.” Foreign carriers that have created global networks in recent years will still pose significant competition for the business traveler and low-cost carriers will continue to compete at domestic hubs and regional airports.
Better positioned
     “In sum, the merger will create a strong, financially viable airline that can offer good-paying careers and secure retirement to our co-workers, great customer service and an unparalleled network to consumers, and reliable service to communities,” Jeff said. “The merger will provide us with a platform for sustainable profitability and position us to succeed in the highly competitive domestic and global aviation industry — better positioned than either airline could be alone or together in an alliance.”
***
» Operations Update with Mark Moran
     Merging any two large companies is a complex task. When those two companies are airlines, the job involves thousands of details. While we expect legal approval of our merger with United Airlines (UA) by year end, it’s not the legal approval that will allow us to actually operate as a single carrier. In order to operate as one airline, we need to get our single operating certificate (SOC) from the Federal Aviation Administration (FAA). Until that time, CO and UA will need to continue to operate as two separate carriers. Our pilots will fly only on CO aircraft. Our technicians will only work on CO aircraft doing work with our own manual. We will continue reporting separate monthly Department of Transportation (DOT) statistics.
     The FAA provides the guidelines or steps required to apply for an SOC when companies merge. We hope to submit a transition plan for the SOC this fall. This plan will identify the FAA principal base of operations, and document efforts to ensure that a high level of safety continues at both carriers. The transition plan includes how the company will integrate training programs, manuals, maintenance programs and operating procedures.
     This process will take some time. CO has more than 400,000 pages of manuals that must be reviewed. For example, we have a deicing manual of approved deicing procedures. UA has a deicing manual of its own. The two manuals will have to be combined into one, and co-workers will need to be trained on the new process. Then the FAA must approve the new manual.
     One of our focus items as we work through this integration process is safety. We are going to document the safety systems using the FAA’s Air Transportation Oversight System (ATOS) and combine our two safety programs into one.
     Safety Staff VP Don Gunther and Mike Quiello, UA’s VP of Corporate Safety and Security, Quality and Environment, have been assigned to work on the planning for the SOC. Other co-workers, such as Technical Services VP Ken Burtt and Jim Starley from Flight Operations will put in a significant amount of time getting us prepared.
     The first kickoff meeting is July 9 with the FAA in Washington. CAVOK, a division of Oliver Wyman, Inc., our SOC consultants, will help provide the tools and project management support.
     While all this is going on, we remain CO and we will operate as CO.
     After that, the FAA will review the transition plan.
     Then in Phase Three, after the plan is reviewed and accepted by the FAA, inspectors will closely monitor the implementation process. The final step is when the FAA approves and issues the SOC. This is expected to occur in the first half of 2012.
     Although this is a long and detailed process, I’m confident that our team will work diligently through every step necessary to make operating as a single carrier a reality. I’ll report back to you on our progress in a few months.

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Jeff’s Letter
Dear co-worker:
     Since our announcement in May that we’ll join with United in a merger of equals, we’ve been hard at work laying the groundwork for the new airline. We’re working quickly, but also carefully, because we are at a major turning point in our airline’s history. We have the opportunity of a lifetime to create the world’s greatest airline, and to do so, we’ve got to take a good look at all of the fundamentals that make an airline succeed or fail. At Continental, by far the most important fundamental — and the most important ingredient in our success — has been our culture.
     Fifteen years ago, we were also at a turning point. Gordon brought me to Continental in 1995 as part of the management team tasked with turning the airline around, and I remember what it was like. Many of you were here then, and I bet you remember this as well: We had great people who wanted to do a great job, and we had strong assets like our hub structure. What we didn’t have, and what we put into place, was a good culture.
     So what is culture? If you ask 10 people, you’re likely to get 10 different answers. What I’ve seen at Continental is that culture is about principles: principles like Working Together toward shared goals that everybody knows. Principles like direct, open and honest communication. Principles like treating co-workers and customers with dignity and respect. Principles like empowering employees to make decisions and giving them the tools they need to succeed. We implemented these concepts back in the 1990s, and they allowed our people to really shine. You provided our customers with great service, and the awards and accolades began to roll in.
     These principles will be the foundation of the new airline, just as they have been our magic for all these years. United’s leadership also recognizes the power of culture, and we will pick a management team for the new airline that mirrors this commitment. The leadership team will help create the conditions for a successful culture, and then it depends on all of us — you, me, and all of the United co-workers — to put our principles into action. Our culture will be successful because of you.
     Both United and Continental have great people. We’re going to let our principles be the guiding force, and together, we’re going to create the greatest airline in the world.
Jeff
***

Plenty of action at CO as merger preparations continue
CO will be communicating extensively with co-workers about the plans being made for the merger with United. A lot has been going on behind the scenes in the few weeks since the merger agreement was announced. Here are some of the things that have happened since the merger announcement on May 3:
•	Filed merger applications at Department of Justice (DOJ), Department of Transportation and European Commission

•	Established Merger Information Center at Insidecoair to keep employees informed

•	Held five CEO Exchanges

•	Distributed two Q&As to employees

•	Received “Second Request” for information from DOJ, as expected

•	Jeff testified at Senate and House hearings

•	Designed and staffed Integration Management Office

•	Formed and deployed Functional Integration Teams

•	Announced two new international routes out of Houston that will be facilitated by increased traffic flows from the merger

•	Published two “Ask Jeff” videos discussing the merger